FINANCIAL STATEMENTS AND REVIEW FOR MYDENTALWIG INC.

MYDENTALWIG INC.

Financial Statements (Unaudited)

I, Lydie Livolsi, the Founder and Chief Executive Officer of MYDENTALWIG INC., Hereby certify that the financial Statement of MYDENTALWIG INC. and Notes thereto for the periods from January 1, 2021 to May, 28, 2021 and the two year - financial statements of Dental Wig LLC from January 1, 2019 to December 31 2019 and from January 1, 2020 to December 31 2020 included in this Form C offering Statement are true and complete in all material respects and that the information below reflects accurately the information stated on our Federal Income Tax Returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 26th of July 2021



-- (Signature)

Founder and CEO MYDENTALWIG INC.

-- (Title)

4th August 2021

-- (Date)

FINANCIAL STATEMENT OF MYDENTALWIG INC. UNAUDITED

*Financial information certified by the principal executive officer
of MyDentalWig Inc. has been provided instead of financial
statements reviewed by a public accountant that is independent
of the issuer in reliance on SEC Rule 227.201(bb)*

MYDENTALWIG INC.

(A C CORPORATION)

OPENING FINANCIAL STATEMENTS

May 28, 2021



984 Monument Street, Suite 110, Pacific Palisades, California 90272
Telephone: (310) 230-6712   Fax: (310) 230-6715
www.maincpa.com

To the Board of Directors
MYDENTALWIG INC.
LONG BEACH, CA

Management is responsible for the accompanying financial statements
of MyDentalWig Inc. (a Delaware C Corporation), which comprise the
opening balance sheet as of May 28, 2021, and the related statements
of income (loss) and retained earnings in accordance with accounting
principles generally accepted in the United States of America. We
have performed a compilation engagement in accordance with
Statements on Standards for Accounting and Review Services
promulgated by the Accounting and Review Services Committee of the
AICPA. We did not audit or review the financial statements nor were
we required to perform any procedures to verify the accuracy or
completeness of the information provided by management. Accordingly,
we do not express an opinion, a conclusion, nor provide any form of
assurance on these financial statements.

Management has elected to omit substantially all the disclosures and
the statement of cash flows required by accounting principles
generally accepted in the United States of America. If the omitted
disclosures and statement of cash flows were included in the
financial statements, they might influence the user's conclusions
about the Company's financial position, results of operations, and
cash flows. Accordingly, the financial statements are not designed
for those who are not informed about such matters.

The supplementary information contained in schedule of operating
expenses is presented for purposes of additional analysis and is not
a required part of the basic financial statements. This information
is the representation of management. The information was subject to
our compilation engagement, however, we have not audited or reviewed
the supplementary information and, accordingly, do not express an
opinion, a conclusion, nor provide any form of assurance on such
supplementary information.

Moadeb & Associates, Inc.

PACIFIC PALISADES, CALIFORNIA
June 11, 2021

FINANCIAL STATEMENT OF MYDENTALWIG INC. UNAUDITED

```
                        MYDENTALWIG INC.
                       (A C CORPORATION)
                     OPENING BALANCE SHEET
                        MAY 28, 2021

                            ASSETS


Current Assets:
---------------
Cash and Cash Equivalents:            $          0
Loan Receivable Shareholder                   1,500


                                      _____
Total Current Assets                               $    1,500


                                                   _____

TOTAL ASSETS                                       $    1,500
                                                   =========


                          LIABILITIES

Stockholders' Equity:
----------------------
Common Stock, $1 par value
  1,500 shares authorized
  1,500 shares issued and outstanding       1,500
Retained Earnings                               0
                                      _____        1,500

                                                   _____

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $    1,500
                                                   =========
```

FINANCIAL STATEMENT OF MYDENTALWIG INC. UNAUDITED

MYDENTALWIG INC.
(A C CORPORATION)
STATEMENT OF OPERATING EXPENSES
FOR THE PERIOD ENDED MAY 28, 2021

		Percentage To Sales
Operating Expenses:		
Officer Salary	$ 0	
Auto Expense	0	
Bank Charges	0	
Entertainment	0	
Office Expense	0	
Accounting Fees	0	
Legal Expense	0	
Rent	0	
Payroll Taxes	0	
Taxes & Licenses	0	
Telephone	0	
Gift	0	
Utilities	0	
Donation	0	

TOTAL OPERATING EXPENSES	$ 0	0.00
	==========	======

FINANCIAL STATEMENT OF MYDENTALWIG INC. UNAUDITED

MYDENTALWIG INC.
(A C CORPORATION)
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD ENDED MAY 28, 2021

		Percentage To Sales
Income from Services	$ 0	00.00
Cost of Goods Sold	0	00.00
Gross Profit	0	00.00
Total Operating Expenses (See Schedule)	$ 0	0.00
INCOME FROM OPERATIONS	$ 0	00.00
INCOME BEFORE PROVISION FOR INCOME TAXES	0	00.00
NET INCOME	0	00.00
RETAINED EARNINGS - BEGINNING OF THE PERIOD	0	
Shareholders' Distributions Paid	0	
RETAINED EARNINGS - END OF THE PERIOD	$ 0	

UNAUDITED FINANCIAL STATEMENT.

```
                    DENTALWIG LLC
                    BALANCE SHEET
                 DECEMBER 31, 2019

                       ASSETS


Current Assets:
---------------
Cash and Cash Equivalents:              $          0
                                        _____
Total Current Assets                                        $          0
                                                            _____

Property and Equipment:
-----------------------

Prosthetic Equipment                       84,784
Machine Freight                              7,200
Leasehold Improvement                        3,300
Equipment                                    2,660

Less:  Accumulated Depreciation            (53,650)

Total Property and Equipment                                $ 44,294
                                                            _____

Intangible Assets :
-----------------------

Start up Expenditures                       43,079
US Patent, Copyrights, Trademarks           69,846

Less:  Accumulated Amortization            (74,835)

Total Intangible Assets                                     $ 38,090
                                                            _____


TOTAL ASSETS                                                $  82,384
                                                            =========
```

UNAUDITED FINANCIAL STATEMENT.

```
                        DENTALWIG LLC
                        BALANCE SHEET
                     DECEMBER 31, 2019

                         LIABILITIES


Current Liabilities:
----------------------
Loans from partners                      15,940

Total Current Liabilities                                        15,940
                                                           _____


Stockholders' Equity:
----------------------
Partners' Capital                        66,444

Total Equity                                                     66,444
                                                           _____


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $     82,384
                                                           =========
```

UNAUDITED FINANCIAL STATEMENT.

DENTALWIG LLC
STATEMENT OF INCOME AND PARTNERS' CAPITAL
FOR THE PERIOD ENDED DECEMBER 31, 2019

		Percentage To Sales
Income from Products	$ 3,300	100.00
Cost of Goods Sold	0	00.00
Gross Profit	0	00.00
Total Operating Expenses (See Schedule)	$ 30,688	929.94
INCOME FROM OPERATIONS	$ -27,388	-829.94
INCOME BEFORE PROVISION FOR INCOME TAXES	-27,388	-829.94
NET INCOME	-27,388	-829.94
PARTNERS' CAPITAL - BEGINNING OF THE PERIOD	69,317	
Capital Contributed	24,515	
Partners' Distributions Paid	0	
PARTNERS' CAPITAL - END OF THE PERIOD	$ 66,444	

UNAUDITED FINANCIAL STATEMENT.

DENTALWIG LLC
STATEMENT OF OPERATING EXPENSES
FOR THE PERIOD ENDED DECEMBER 31, 2019

		Percentage To Sales
Operating Expenses:		
Officer Salary	$ 0	
Amortization Expense	2,873	
Auto Expense	2,200	
Advertising	5,816	
Insurance	1,776	
Office Expense	150	
Equipment Expense	396	
Merchandise Expense	550	
Accounting Fees	325	
Rent	13,156	
Postage	60	
Supplies	1,936	
Payroll Taxes	0	
Taxes & Licenses	0	
Telephone	0	
Utilities	1,450	

TOTAL OPERATING EXPENSES	$ 30,688	929.94
	==========	======

UNAUDITED FINANCIAL STATEMENT.

DENTALWIG LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net income		$ (27,388)
Adjustments to reconcile net income to net		
Cash provided by operating activities:		
Amortization	2,873	
Total Adjustments		2,873

Net cash provided by operating activities		(24,515)
Cash flows from investing activities:		
Net cash provided by investing activities		0

Cash flows from financing activities:		
Capital contributions	24,515	
Net cash provided by financing activities		24,515

Net change in cash		(0)
Cash at Beginning of Year		0
Cash at End of Year		$ (0)
		=======

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Taxes $ 800

UNAUDITED FINANCIAL STATEMENT.

```
                        DENTALWIG LLC
                        BALANCE SHEET
                     DECEMBER 31, 2020

                           ASSETS


Current Assets:
---------------
Cash and Cash Equivalents:              $          0
                                        _____
Total Current Assets                                       $          0
                                                           _____


Property and Equipment:
-----------------------

Prosthetic Equipment                       84,784
Machine Freight                             7,200
Leasehold Improvement                       3,300
Equipment                                   2,660

Less:   Accumulated Depreciation          (53,650)

Total Property and Equipment                               $ 44,294
                                                           _____


Intangible Assets :
-----------------------

Start up Expenditures                      43,079
US Patent, Copyrights, Trademarks          69,846

Less:   Accumulated Amortization          (77,708)

Total Intangible Assets                                    $ 35,217
                                                           _____


TOTAL ASSETS                                               $  79,511
                                                           =========
```

UNAUDITED FINANCIAL STATEMENT.

DENTALWIG LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Current Assets:

Cash and Cash Equivalents: $ 0

Total Current Assets $ 0

Property and Equipment:

Prosthetic Equipment   84,784
Machine Freight   7,200
Leasehold Improvement   3,300
Equipment   2,660

Less: Accumulated Depreciation   (53,650)

Total Property and Equipment $ 44,294

Intangible Assets :

Start up Expenditures   43,079
US Patent, Copyrights, Trademarks   69,846

Less: Accumulated Amortization   (77,708)

Total Intangible Assets $ 35,217

TOTAL ASSETS $ 79,511
                                                         =========

UNAUDITED FINANCIAL STATEMENT.

```
                        DENTALWIG LLC
                        BALANCE SHEET
                     DECEMBER 31, 2020

                           ASSETS


Current Assets:
---------------
Cash and Cash Equivalents:              $          0
                                        _____
Total Current Assets                                      $          0
                                                          _____

Property and Equipment:
-----------------------

Prosthetic Equipment                        84,784
Machine Freight                              7,200
Leasehold Improvement                        3,300
Equipment                                    2,660

Less:   Accumulated Depreciation           (53,650)

Total Property and Equipment                              $ 44,294
                                                          _____

Intangible Assets :
-----------------------

Start up Expenditures                       43,079
US Patent, Copyrights, Trademarks           69,846

Less:   Accumulated Amortization           (77,708)

Total Intangible Assets                                   $ 35,217
                                                          _____


TOTAL ASSETS                                              $  79,511
                                                          =========
```

UNAUDITED FINANCIAL STATEMENT.

DENTALWIG LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Current Assets:
- - - - - - - - - - - - - - -
Cash and Cash Equivalents: $ 0

Total Current Assets $ 0

Property and Equipment:
- -

Prosthetic Equipment   84,784
Machine Freight   7,200
Leasehold Improvement   3,300
Equipment   2,660

Less: Accumulated Depreciation   (53,650)

Total Property and Equipment $ 44,294

Intangible Assets :
- -

Start up Expenditures   43,079
US Patent, Copyrights, Trademarks   69,846

Less: Accumulated Amortization   (77,708)

Total Intangible Assets $ 35,217

TOTAL ASSETS $ 79,511
                                                                         =========

UNAUDITED FINANCIAL STATEMENT.

DENTALWIG LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net income		$ (23,894)
Adjustments to reconcile net income to net		
Cash provided by operating activities:		
Amortization	2,873	
Total Adjustments		2,873

Net cash provided by operating activities		(21,021)
Cash flows from investing activities:		
Net cash provided by investing activities		0

Cash flows from financing activities:		
Capital contributions	21,021	
Net cash provided by financing activities		21,021

Net change in cash		(0)
Cash at Beginning of Year		0
Cash at End of Year		$ (0)
		=======
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes		$ 800